K E N N E T H I. D E N O S, P. C.

                                                    11585 SOUTH STATE, SUITE 102
                                                              DRAPER, UTAH 84020
                                                                  (801) 816-2511
                                                              FAX:(801) 816-2599
                                                             KDENOS@DENOSLAW.COM

                                 April 11, 2005

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         Re:      Cancer Therapeutics, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119915

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your third set of comments to our initial filing on Form SB-2 on March 16, 2005. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated March 16, 2005, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

General

     1. COMMENT. We note the company's supplemental response to our previous comment 19. It appears that the spin-off of the shares of Cancer Therapeutics to the shareholders of Immune Complex Corporation in June 2000 is not consistent with the Division's views, set forth in Staff Legal Bulletin No. 4 (CF), regarding section 5 of the Securities Act of 1933 as applied to spin-offs. It appears that Cancer Therapeutics, therefore, was required to register the spin-off under the Securities Act of 1933. Please revise your prospectus disclosure to describe the impact of a possible Section 5 violation. For example, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure and provide MD&A disclosure.

          RESPONSE: Please see additional disclosures on pages3, 10 and in the notes to the company's financial statements on page F/S-14.


Prospectus Cover Page

     2.   COMMENT.  Limit the outside cover to one EDGAR page in accordance with
          Item 501(a) of Regulation S-B.

          RESPONSE: We have limited the outside cover to one EDGAR page in accordance with Item 501(a) of Regulation S-B. .


Prospectus Summary - Going Concern

     3. COMMENT. Refer to prior comment 7. The interim period discussed should reconcile to the most recent financial statements presented - i.e., November 30, 2004. This comment also applies to the narrative discussion provided under "Summary of Financial Data", "MD&A - Liquidity and Capital Resources" and elsewhere throughout the filing. Please make all appropriate revisions.

          RESPONSE: Please see additional disclosures on page 2 and throughout the filing.

 Summary of Financial Data

     4. COMMENT. Please reconcile the amounts recorded under the column labeled "For the year ended May 31, 2004" to the audited financial statements for the same period. In this connection, remove the minus sign from the amounts recorded for total assets and total number of issued shares of common stock in the column labeled "For the six months ended November 30, 2004."

          RESPONSE: Please see additional disclosures on page 2.


Risk Factors

     5. COMMENT. Your risk factor subheadings are not visually distinctive from the general text. Please use italics or bold-faced type in addition to italics so that your subheadings will be readily distinguishable.

          RESPONSE: We have used bold-faced type for the risk factor subheadings as seen on pages 3-5.

Dilution - Net Tangible Book Value

     6. COMMENT. Refer to prior comment 12. Although you have factored in the effect of the offering expenses (68,559), the financial information should be updated to the most recent period reported - i.e., November 30, 2004. Please revise.

          RESPONSE: Please see additional disclosures on page 7.

Management's Discussion and Analysis
Results of Operations, pages 9 and 10 and Statements of Operations, page F/S-5

     7. COMMENT. Refer to prior comment 16. We note that the bad debt expense account has been eliminated and its amounts for employee and related party loans have been reclassified to "General and Administrative Expenses." Please expand discussion under this section to describe this adjustment and disclose the amount of contract labor recorded during the fiscal year ended May 31, 2004. In this connection, supplementally explain what expenses aside from reclassified bad debt expense were added to general and administrative expense for that period. Also, considering management's efforts in keeping costs to a minimum in fiscal 2004, discuss the reason(s) for the substantial increase in G&A expenses for the six months ended November 30, 2004 compared to 2003 for the same period.

          RESPONSE: Please see additional disclosures on pages 9-11.

Business

     8. COMMENT. Please disclose the impact of the clinical hold of IND 8725. Also, it has come to our attention that INDs 6533 and 2792 show no active enrollment. Please address the impact of the lack of active enrollment on INDs 6533 and 2792. It has also come to our attention that you have received a warning letter from the Food and Drug Administration in November 2003 for false and misleading internet promotion and for representing an investigational new drug as safe and effective for the purposes for which it is under review. If true, please add disclosure addressing the substance of the warning letter and how it has impacted your operations. Finally, to the extent your disclosure gives the impression that your treatments are effective, revise your disclosure to discuss how you determined efficacy if your treatments are still under investigation by the FDA.

          RESPONSE: Please see additional disclosures on page 19.

Certain Relationships and Related Transactions

     9. COMMENT. Refer to prior comment 29. We note the recalculation made on the statement of stockholders' equity for the 1.3 million shares issued to your corporate counsel (page 26) on May 10, 2004 (from $0.05 per share to $0.10 per share). However, without a reliable, verifiable and objectively determinable measure of fair value, a valuation similar to that for shares sold for cash on May 28, 2004 (i.e., $0.375 per share) should be applied to these shares. Any amount exceeding the value of the services rendered (either $65,000 or$130,000) should be applied to reduce additional paid-in-capital. In this connection, reconcile the value of services rendered on page 7 with the amount recorded on the statement of stockholders' equity. Please make all appropriate revisions.

          RESPONSE: Please see additional disclosures on pages 23, F/S-7 and F/S-12.

     10. COMMENT. Refer to prior comment 30. Although the per share valuation of shares to the chief financial officer was increased from $0.05 per share to $0.10 per share, any excess amount should be applied to reduce additional paid-in-capital (rather than being recorded as an additional expense). Also, the per share valuation for issuances on September 20, 2004 to principal shareholders (200,000 shares to Healthcare Enterprise Group and 150,000 shares to Industrial Management and Equity Limited) should be the same. Any amounts exceeding the outstanding obligation ($75,000) or value of services provided (37,500), respectively, should be applied to reduce additional paid-in-capital. Please revise.

          RESPONSE: Please see additional disclosures on pages 24, F/S-22, 23 and F/S-29.

     11. COMMENT. Refer to prior comment 31. Supplementally confirm whether or not the accounting services performed by Mr. Gardner preceded the commencement of his employment as the Company's chief financial officer. In this connection, provide specific detail of the type of accounting services provided. We may have further comment after reviewing your response.

          RESPONSE: Mr. Gardner provided accounting services prior to his employment as the Company's Chief Financial Officer. These services consisted of preparation and compilation of historical financial information and financial statements. In this regard, Mr. Gardner spent considerable time reviewing files and documentation in order to perform these services.

Financial statements
General

     12. COMMENT. Refer to prior comment 38. There is no indication that the consent provided in this filing has been updated. A currently dated consent of the independent accountants should be included in any amendment to the registration statement.

          RESPONSE: Please see the updated consents on page F/S-4.

Note 2 - Significant Accounting Policies
d. Revenue Recognition Policy, pages F/S-8 and F/S-9

     13. COMMENT. Refer to prior comment 39. We note that your contracts are single element arrangements. Supplementally confirm that revenue is not recognized until all of the services required by each individual contract have been completed. Your response is not clear regarding "monthly services" provided and whether or not revenue is recognized at that time instead of upon completion of the contract. Based on your response to comment 40, it appears that revenues are recognized prior to completion of the contract; and therefore have been overstated. Any amounts recorded as revenue on uncompleted contracts should be adjusted to deferred revenue until such contracts have been completed. In this connection, disclose the terms of the individual contracts in this note and include a form contract as an exhibit to the filing. Please revise.

          RESPONSE: Refer to response to prior comment 40. As noted in the notes to the amended financial statements, our contracts are typically for a stated term at a stated monthly fee. These fees are recorded as revenue on a monthly basis when they become due. See specimen contract as an exhibit to this filing.

     14. COMMENT. Refer to comment 40. We note that your response only makes reference to unrecorded receivables of $3,000 as of May 31, 2004. Supplementally confirm that these circumstances (i.e., immateriality) also apply to the period ended November 30, 2004. If not, please explain the absence of accounts receivable at the end of such period or revise to record the amount outstanding. We may have further comment after reviewing your response.

          RESPONSE: As the operations of the company for the six months ended November 30, 2004 were not significantly different than those of the year ended May 31, 2004, we deem the $3,000 of revenue recorded subsequent to May 31, 2004 as immaterial to that period as well. All revenues were received during the period ended November 30, 2004 and therefore there were no material accounts receivable at that date.

Financial Statements for the fiscal years ended May 31, 2004 and 2003

     15. COMMENT. Since as a result of the elimination of bad debt expense the amounts recorded on the financial statements for fiscal years May 31, 2004 and 2003 have changed significantly from those previously filed with the commission, disclosure should be provided to report on the restatement of these financial statements in an explanatory note. Refer to paragraph 37 of APB 20. In this connection, the financial statements should be labeled as "restated" for both fiscal years. In addition, the auditors' report should be revised to make reference to the disclosures regarding restatement. Please revise.

          RESPONSE: The financial statements have been labeled as "restated" for both fiscal years and include an explanatory note (Note 13). The auditor's report has been revised referencing this restatement.

Financial statements for the periods ended November 30, 2004 and 2003 Statements of Operations, page F/S-17

     16. COMMENT. Net loss per share should be disclosed on the face of the statement of operations. Refer to the guidance of SFAS 128. Please revise.

          RESPONSE: Please see additional disclosures on page F/S-21.

Statements of Cash Flows, page F/S-19

     17. COMMENT. Common stock issued for services should be repositioned beneath "Adjustments to reconcile net loss to net cash by operating activities" instead of "Change in operating assets and liabilities". In this connection, based on the comments issued above under "Certain Relationships and Related Transactions" for common stock issuances, please make all appropriate revisions here and on the statement of stockholders' deficit.

          RESPONSE: Please see additional disclosures on page F/S-24.

Note 5 - Equity Transactions, page F/S-23

     18. COMMENT. The disclosure in this note should be expanded to include common stock issuances made during the period ended November 30, 2004 as described on pages 24 and 26. Please revise.

          RESPONSE: Please see additional disclosures on page F/S-29.

Note 7 - Notes Payable - Related Parties, page F/S-23

     19. COMMENT. The column labeled "August 31, 2003" and the amounts presented beneath this caption in the table provided should be replaced with information from the fiscal year ended May 31, 2004. Please revise.

          RESPONSE: Please see additional disclosures on page F/S-30.

                Part II - Information Not Required in Prospectus

Exhibits

     20. COMMENT. Many of the provisions of the form of subscription agreement, filed as exhibit 10.6, do not appear to apply to a registered public offering; specifically, see section 6, 8 (c) and section 16. These should be removed.

          RESPONSE: Please see the revised subscription agreement in accordance with this comment.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                                KENNETH I. DENOS P.C.


                                                /s/ Kenneth I. Denos
                                                -------------------------------
                                                Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner